Royal Caribbean Cruises Ltd.
1050 Caribbean Way	tel: 305.539.6000
Miami, Fl 33132.2096 USA	www.royalcaribbean.com

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CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*]”.

July 8, 2011

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549-3561

CC: Theresa Messinese
        Doug Jones

RE:         Royal Caribbean Cruises Ltd.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-11884

Dear Mr. Shenk:

This letter indicates the responses of Royal Caribbean Cruises Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 3, 2011 in relation to the Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), filed by the Company on February 24, 2011.

Confidential Treatment

Because of the commercially sensitive nature of certain portions of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company has filed a separate letter with the Office of Freedom of Information and

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Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operation.

For your convenience, we have set forth below in bold and italicized type each of the Staff’s comments to the Form 10-K followed in each case by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Property and Equipment, page F-8

1.
It appears that the useful life of each of your ships of 30 years and associated residual value of 15% are weighted averages of all of the major components of a ship.  Please clarify for us and in your disclosure in this regard.  If this is not true, please tell us and disclose the basis for the 30 year life and associated residual value each for ship and the major components of ships.

The 30 year useful life of our newly constructed ships and 15% associated residual value are both based on the weighted-average of all of the major components of a ship.  We will include this statement in the “Property and Equipment” section of Note 2, Summary of Significant Accounting Policies in the financial statements included in future annual filings.  We also have other ships that were acquired as part of business acquisitions or individual ship purchases that were assigned a useful life and residual value based on their date of construction and specific characteristics at that time.  These ships represent approximately [*]% of the total net book value of all our ships as of December 31, 2010 and, as a result, are immaterial for disclosure purposes.

2.
Please separately disclose the useful lives or range of useful lives for ship improvements and other major nonship asset categories so that investors may have a better understanding of their contribution to depreciation expense and carrying values of the associated assets.  The current disclosure of the lives for other nonship property and equipment is too broad.  We would expect that the useful lives for ship improvements would be the shorter of their useful lives or that of the associated ship.  If this is not the case, please advise.

In future annual filings, we will include the table below or similar disclosure in the “Property and Equipment” section of Note 2, Summary of Significant Accounting Policies to show readers of our financial statements the useful lives or range of useful lives for ship improvements and other major nonship categories. In addition, we will clarify in our disclosure that the useful life for ship improvements is the shorter of their useful life or that of the associated ship.

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Years
Ships	30
Ship improvements	Shorter of remaining ship life or useful life (3-20)
Buildings and improvements	10-40
Computer hardware and software	3-5
Transportation equipment and other	3-30
Leasehold improvements	Shorter of remaining lease term or useful life (3-30)

3.
Please tell us and disclose whether you evaluate asset impairment for your ships on an individual ship or aggregated basis, and what the aggregated level is.  Revise disclosure in your critical accounting policies related to long lived asset impairment as appropriate.

We evaluate asset impairment for our ships on an individual ship basis in accordance with ASC 360-10-35-23, Property, Plant and Equipment, which requires that, for purposes of recognition and measurement of an impairment loss, long-lived assets be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The lowest level for which we maintain identifiable cash flows that are independent of the cash flows of other assets and liabilities is at the ship level.  We will include the foregoing information within the “Property and Equipment” section of Note 2, Summary of Significant Accounting Policies in the financial statements included with our future annual filings.

Segment Reporting, page F-10

4.
Please tell us whether or not your brands represent operating segments pursuant to ASC 280-10-50-1.  If not, please explain.  We note that there is a position of president and chief executive officer for four of your brands, which gives the appearance that these brands represent operating segments.

We believe that four out of the five wholly-owned brands we operate represent operating segments pursuant to ASC 280-10-50-1, Segment Reporting (“ASC 280”).  In addition, we have a 50% investment in a joint venture which operates the brand TUI Cruises which we consider an operating segment in accordance with ASC 280.  Please refer to our response to comment #7 below for our evaluation of our joint venture in TUI Cruises.

Under ASC 280, an operating segment is defined as a component of a public entity that has all of the following characteristics:

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a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	It has discrete financial information available.

We have concluded as discussed above that each of Royal Caribbean International (“RCI”), Celebrity Cruises (“CEL”), Pullmantur (“PUL”) and Azamara Club Cruises (“AZM”) meets these characteristics.  Our CDF Croisières de France (“CDF”) brand does not meet all of these characteristics and, accordingly, we have concluded that it is not an operating segment.  CDF is managed by the President and Chief Executive Officer of PUL and its financial results are included within the financial results of PUL as provided to the Company’s Chairman and Chief Executive Officer, who is the Company’s chief operating decision maker (the “CODM”).

Our CODM is responsible for both assessing the performance of the Company, including the performance of each of our brands, and for making resource allocation decisions.  As discussed below in our response to comment #6, in connection with these responsibilities, our CODM reviews discrete financial information at both brand and consolidated levels.  The discrete financial information provided to our CODM is not prepared solely for our CODM and is the same package received by others within our organization.  Our CODM’s review of this financial data is focused around certain key performance indicators described in detail in the quantitative analysis under comment #5. Our CODM utilizes brand-specific financial information primarily to assess performance and not for purposes of making decisions as to the allocation of resources.  Resource decisions are not performed at the individual brand level but rather are ultimately based on the financial results for our fleet as a whole. Likewise, our deployment decisions are not based on specific or unique brand needs but on worldwide cruising demand and our determination of itinerary locations where we will be able to achieve the most desirable revenue yields.

Although each of our brands (other than CDF) is led by a separate President and Chief Executive Officer (collectively, the “Brand Presidents”), a vast majority of the Company’s key operating functions are shared across brands, often under the leadership of one of the Brand Presidents.  For example, one Brand President oversees trade support services, commercial development and government relations not just for his brand but for the entire Company.  Similarly, another Brand President oversees human resources, facilities, and supply chain for the entire Company.  In addition, our brands do not maintain separate chief financial officers as our financial operation is performed at the consolidated level through our Executive Vice President and Chief Financial Officer.  In addition, our fleet

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design and newbuild operations and our treasury function are all performed at the consolidated level rather than the brand level.

We analyze our business annually or whenever changes to facts and circumstances warrant to ensure our operating segments are consistent with ASC 280.

5.
We note you aggregate your brands into one reportable segment based on, among other things, similar economic characteristics and type and class of customer.  From your disclosures we note that your brands are differentiated by specific market served, such as contemporary, premium, or up market, focus on customers in specific geographic area, and/or economic status of customers appealed to.  In this regard, please explain to us how the economic characteristics and type or class of customer are similar for each brand sufficient for aggregation into one reportable segment pursuant to ASC-280-10-50-11.  In so doing, tell us the economic characteristics that are similar and quantify each characteristic for each brand for each of the last three fiscal years and those expected for all of fiscal 2011.  At a minimum, the economic characteristics provided should include sales, average price per brand, gross profit (revenues less cost of revenues), net profit or operating income (gross profit less other costs allocable to each brand), and if different, the measure of profit used by the company to assess performance of each brand, on both a dollar and as percentage of revenue of each brand basis.  Additionally, explain to us how the economic characteristics of the Pullmantur brand are similar to the other brands when Pullmantur has land-based tour operations and owns a 49% interest in an air business that operates four Boeing 747 aircrafts in support of its cruise and tour operations when such operations do not appear to exist with the other brands.

ASC 280 permits aggregation of two or more operating segments into a single reportable segment if:

 (I) the segments have similar economic characteristics,

(II) the segments are similar in all of the following areas:

(a) The nature of the products and services
(b) The nature of the production processes
(c) The type or class of customer for their products and services
(d) The methods used to distribute their products or provide their services
(e) If applicable, the nature of the regulatory environment, and

(III) aggregation is consistent with the objective and basic principles of ASC 280.

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The following discussion summarizes the basis for our conclusion in aggregating  RCI, CEL, PUL, and AZM into one reportable segment in accordance with the guidance described above in items (I), (II), and (III):

I. Economic Characteristics

Qualitative

All of our brands share similar economic characteristics as demonstrated by the similarities in their operating profiles and risks.

Our brands offer cruise vacations that typically last from two to 17 days.  All of our brands’ ticket prices include cabin accommodations, meals, entertainment and onboard facilities and activities.  Each of our brands offer guests a common set of products and services from which we generate onboard revenue, the most significant sources of which are beverage sales, gaming, gift shops and shore excursions.

Our brands compete for the same guests in the same geographic areas of the world, with the largest percentage of guests for all our brands coming from the North American and Western European markets.  Primarily all our sales across all our brands are achieved through travel agents and through direct channels to our guests.  Each of our brands uses print, television, co-operative advertising with travel agents and direct marketing through mailings and the Internet to attract both first-time and experienced cruisers.  We generally promote each of our brands to either the contemporary, premium or up-market segment of the vacationing public.  The vast majority of our ships in all our brands are designed to appeal to a variety of guest desires and price points through suite, balcony, ocean view and interior staterooms, and by offering a wide array of amenities including swimming pools, sun decks, spa facilities, gaming facilities, lounges, bars, a wide variety of dining options, retail shopping, and shore excursions at each port of call.

In addition, we have experienced brand crossover.  For example, [*]% of CEL guests have sailed on either the RCI or AZM brands and [*]% of AZM guests have sailed on either the CEL or RCI brands. The various options and price points across all our brands and ships allows for our guests to consider multiple brands and ships before choosing a cruise vacation.   For example, a guest can select an ocean view stateroom on one brand at a similar price point to a balcony stateroom on another brand.  Furthermore, our brands sail overlapping itineraries and visit many of the same ports.  The overlap occurs primarily because there are a finite number of global ports accessible to cruise ships which provide commercially attractive destinations during the Northern and Southern hemispheres’ cruising season.

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Given the similarity of ship operations amongst our brands, we believe it is most efficient to address the most significant operational risks of each of our brands on a centralized basis.

For example, our corporate Fuel Management group negotiates all fuel contracts and together with our corporate Treasury group enters into derivative agreements to hedge against price volatility.  The Treasury group also performs cash flow projections and management for our brands as part of its global responsibility to manage the Company’s debt and liquidity.

The corporate Human Resources group oversees the compensation and benefit packages for each of our brands’ employees.

Our corporate policies and procedures are set forth and maintained for our worldwide operations by our corporate Global Compliance and Ethics group.  In addition, the internal audit function for all our brands is performed by our corporate Audit and Advisory Services group.

Our brands share similar customer reservation systems and other systems and are managed and maintained by our corporate Information Technology group.

Our corporate Commercial Development group manages the development or enhancement of port facilities and infrastructure throughout the world.

The Newbuild and Fleet Design department coordinates, oversees and manages new ship construction and major ship revitalizations for all our brands.

Further, we have other groups whose functions are largely shared amongst our brands.  For example, our Supply Chain function performs services for each of our brands although it is not completely centralized.  This group shares information and works closely with its respective counterparts across all our brands.

Finally, our ships are often redeployed from one cruise brand to another as demonstrated by year in the table below.

Year	From:	To:	Currently Sailing As:
2007:	PUL	AZM	Azamara Journey
	PUL	AZM	Azamara Quest
	CEL	PUL	Zenith
2008:	PUL	CDF	Bleu de France
	RCI	PUL	Empress
	RCI	PUL	Sovereign
2009:	CEL	PUL	Horizon

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2012:	PUL	CDF	Horizon

On a regular basis, we consider redeployment of our existing ships to other brands since most of our vessels could be appropriate for use under multiple of our brands.

Quantitative Analysis

In determining similar economic characteristics, ASC 280 refers only to similar “long-term average gross margins.” We believe other economic factors can or should be used to determine if two or more operating segments have similar economic characteristics if such measures are more relevant to the business and the industry. For example, key performance indicators or other measures used in the industry or by the CODM may be more relevant than gross margins.

We acknowledge the financial data you have requested in this comment (e.g. Revenue, Average Price per Brand, Gross Profit, Operating Income, and Operating Income as a % of Revenue). Although our CODM may receive this information, this financial data is not the data utilized by our CODM to assess performance and make resource allocation decisions. In analyzing performance and making resource decisions, our CODM focuses on two key performance indicators which are defined in our Form 10-K (collectively, the “Key Performance Indicators”) which are Net Yields and Net Cruise Costs.  These Key Performance Indicators allow us to perform capacity and rate analyses to separate the impact of known capacity changes from other less predictable changes which affect our business.  We believe these Key Performance Indicators, which are widely used in the cruising industry, provide us with the best insight into revenue and cost performance.  We regularly disclose each of these in our quarterly and annual filings, including our quarterly earnings releases.  Our CODM also reviews Net Cruise Costs excluding fuel per Available Passenger Cruise Day (“APCD”) (“Net Cruise Costs excluding fuel”) and Operating Income per APCD at the brand level. Net Cruise Costs excluding fuel is an important metric due to the volatility of fuel prices.  Further, we have recently focused more on Return on Invested Capital (“ROIC”) as a measure of assessing long-term performance and, for new investments, allocating resources.

We have set forth below a comparison of each of our brands’ metrics discussed above to the Company’s consolidated results based on a four year average for the years ended 2010, 2009, 2008 and the forecasted amounts for the full year 2011.  We utilized a three year average for ROIC for the years ended 2009, 2010 and the forecasted amounts for the full year 2011 as we did not begin tracking ROIC at a brand level until 2009.  Please note these items differ from information in the CODM package as they represent averages of the aforementioned periods.

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Metric	Consolidated $ Amount
Net Yields	$ [*]
Net Cruise Costs	$ [*]
Net Cruise Costs excluding fuel	$[*]
Operating Income per APCD	$[*]
ROIC	[*]%

Metric	RCI $ Amount	RCI Variance
Net Yields	$ [*]	[*]%
Net Cruise Costs	$ [*]	[*]%
Net Cruise Costs excluding fuel	$ [*]	[*]%
Operating Income per APCD	$[*]	[*]%
ROIC	[*]%	[*]%

Metric	CEL $ Amount	CEL Variance
Net Yields	$ [*]	[*]%
Net Cruise Costs	$ [*]	[*]%
Net Cruise Costs excluding fuel	$ [*]	[*]%
Operating Income per APCD	$ [*]	[*]%
ROIC	[*]%	[*]%

Metric	PUL $ Amount	PUL Variance
Net Yields	$ [*]	[*]%
Net Cruise Costs	$ [*]	[*]%
Net Cruise Costs excluding fuel	$[*]	[*]%
Operating Income per APCD	$[*]	[*]%
ROIC	[*]%	[*]%

Metric	AZM $ Amount	AZM Variance
Net Yields	$ [*]	[*]%
Net Cruise Costs	$ [*]	[*]%
Net Cruise Costs excluding fuel	$[*]	[*]%

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Operating Income per APCD	$[*]	[*]%
ROIC	[*]%	[*]%

RCI, CEL, and AZM’s operating results exclude Royal Celebrity Tours (“RCT”).  RCT provides land-tour packages exclusively to cruise passengers in conjunction with their RCI, CEL and AZM cruise products. However, we have excluded RCT from the analysis above as we view it an extension of the brands it supports.  RCT tours are sold exclusively to cruise passengers at combined prices so that the cruise and tour are essentially a single product.  Finally, RCT’s revenues represent less than [*]% of consolidated revenues for each of the years ended 2010, 2009, 2008 and the forecasted year ending 2011.

Similarly, we have excluded PUL’s tour and air business for comparability.   We believe this is appropriate as PUL’s tour and air business is primarily for the benefit of PUL’s cruise business and represent only [*]%, [*]%, and [*]% of consolidated revenues for the years ended December 31, 2010, 2009, and 2008, respectively, and [*]% of consolidated revenues for the forecasted year ending 2011.  In addition, limited financial information regarding PUL’s tour and air business is provided to our CODM as compared to PUL’s cruise business since our CODM focuses his resource allocation decisions and assessment of performance on the cruise business. Further, we do not believe this information would be useful to a reader of our financial statements due to its immateriality to our consolidated results.

RCI and CEL

With regards to RCI and CEL, we believe that the variance above related to [*] is materially similar. We do note that [*] variances were between [*]% to [*]%.  This is primarily due to the respective fuel types utilized by these brands.  The primary fuel types utilized are Intermediate Fuel Oil (“IFO”) and Marine Gas Oil (“MGO”).  MGO is more costly than IFO.  Although both brands utilize MGO on some of their ships, [*] has a higher proportion of its ships using this fuel type.

We do not believe that the objective of ASC 280 is to segregate segments on the basis of one cost element.  Furthermore, the difference in fuel costs does not drive management’s decisions on allocations of resources between the two brands. It should also be noted that all newly constructed ships (e.g. RCI’s Freedom and Oasis classes and CEL’s Solstice-class) utilize IFO and we expect this difference caused by different fuel types will decrease over time as the fleet continues to grow.  If we were to assume that [*] fuel costs per APCD were identical to that of [*], [*] variances for [*] would be consistent with the Company’s Net Cruise Costs (i.e. approximately [*]% less than the Company’s Net Cruise Costs). Alternatively, if we were to assume that [*] fuel costs per APCD were identical to that of [*], [*] variances for RCI would also be consistent with the Company’s

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Net Cruise Costs (i.e. less than [*] greater than the Company’s Net Cruise Costs)(all amounts based on the four year average used above).  As a result, we believe the economic characteristics of RCI and CEL are similar.

PUL

We note that PUL’s variance above related to [*] is larger; however, we do not believe this is indicative of differences in their economic characteristics.

When we acquired PUL in 2006, it was a cruise brand targeted primarily at the Spanish cruise market.  Since then, PUL has evolved and is now also targeted to customers in Latin America and Portugal.  Further, PUL continues to expand into other markets, including countries such as France, Poland, Austria, Canada, Netherlands, Russia, and the United States.  PUL’s long-term strategy is similar to our other cruise lines and includes continual growth into these regions, with the overall goal of not being completely reliant on a single market. Therefore, we anticipate long term results to be more similar to those of the other cruise brands of the Company.

In reviewing PUL’s recent operating results, we note that PUL has been significantly impacted by the global economic recession. In addition, PUL was negatively impacted in 2009 by the H1N1 virus which caused diminished demand for PUL’s cruises in Mexico and in 2009 and 2010 by the collapse of one of PUL’s largest independent travel agents.  PUL’s Pacific Dream also broke down during 2010 and had to be temporarily removed from service and undergo emergency repairs.  Although the H1N1 virus, the collapse of a large travel agent, and ship breakdowns have impacted all of our brands, the impact was more pronounced for PUL due to the relative size of its fleet (e.g. H1N1 ship redeployments were 1 out of 5 PUL ships in 2009 and 1 out of 21 RCI ships in 2009 and ship breakdowns were 2 out of 5 PUL ships in 2010 and 2 out of 22 RCI ships in 2010).  For instance, both RCI and PUL repositioned ships and/or modified itineraries in response to the H1N1 virus. Further, we note the financial results are only at a point in time and we expect PUL’s financial performance to more closely resemble that of our other brands in the long-term.

As previously mentioned, we have transferred ships between our brands based on worldwide demand in an effort to achieve the most desirable revenue yields.  Since its acquisition, PUL has gradually improved the operating efficiency of its fleet through ship sales and replacements with more efficient ships transferred from RCI and CEL.  These former RCI and CEL ships have generated similar if not better results under the PUL brand.  There are further plans to replace the remaining ships in the future with larger capacity and more fuel efficient ships from our other brands.  The ability to transfer ships from our other brands to PUL demonstrates that PUL shares the same economic characteristics as our other cruise brands.  Based on the foregoing, we believe aggregation of PUL with our other cruise brands is appropriate.

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AZM

With regards to AZM, we believe that the variance above related to [*] is materially similar. We do note that [*] variance was [*]%.  We do not believe this difference is indicative of different economic characteristics. We note that AZM is a “start-up brand” introduced in 2007 through the transfer of two ships from PUL and is not established like our other brands.  We believe this creates differences when comparing AZM’s results to our other brands as AZM is not at the same stage of development.  However, the long-term goals of AZM are consistent with our other brands.  We do not believe AZM is in a different line of business and, accordingly, including AZM as a separate operating segment would not significantly add to an investor’s understanding of the Company.  Further, we believe a quantitative analysis is only useful when adequate historical results are available for comparison.  Finally, we anticipate AZM’s operating results will converge with those of the Company over the long-term.  As we believe AZM shares the same economic characteristics as our other cruise brands, we believe aggregation of AZM is appropriate.

[*] and [*]

We have also noted larger differences across all our brands when comparing [*] and [*].  We do not believe these differences are indicative of differences in the economic characteristics of our brands.  We believe these differences are attributable to the differences in [*] and [*] as discussed above.  Further, we did not begin tracking [*] at a brand level until 2009 and as such we do not believe this minimal historical data is indicative of the economic characteristics of our brands.  Our expectation is that [*] and [*] will become more similar across all of our brands in future periods.

II. Other Similarities

II(a), Nature of the Products and Services

The nature of the products sold and services delivered by each of our brands is essentially the same, which is the sale and delivery of cruise vacations.  A cruise vacation will generally comprise of the following:

•	cabin accommodations, meals, entertainment and onboard facilities and activities,
•	all of our brands also offer air services and a variety of shore excursions.

Our brands market themselves in a number of different ways. The quality of the product offering is differentiated, even within ships of the same brand.  For example, each of our brands offers ships of various sizes, ages, etc. and/or differentiated onboard product offerings.  This is consistent across our fleet and is

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not specific to any brand.  However, they all offer the same overall product, cruise vacations, excursions and activities onboard their ships.

II(b), Nature of the Production Process

The nature of the production processes applied to generate cruises are similar across all of our brands which include:

•
Many back office processes are centrally shared (e.g. accounting, financial reporting, legal, human resources, treasury/cash management, information technology, procurement, ship building and design and fuel management).

•	All our ships follow continuous maintenance and revitalization programs which provides us with the flexibility to deploy our ships among our brand portfolio.
•
Maintenance and other operational requirements vary by ship due to the age, size, and class of ship.  All brands have ships of varying age, size and class which therefore causes maintenance requirements to vary by ship and not by brand.  There are no specific brand maintenance requirements.

II(c), Type or Class of Customer

Overall our cruise ships attract an array of vacationing consumers that vary across a broad range of segments.  Our brands share the following characteristics:

•	All of our brands appeal to different types of guests:
o	from new guests interested in a casual ambiance and/or family vacation;
o	to experienced cruise guests who appreciate and value high quality service;
o	to affluent guests seeking an intimate onboard experience, a high level of service and itineraries to a variety of unique destinations.
•	The guests we serve on all of our brands vary across a broad economic spectrum.
•
Our brands RCI, CEL, and AZM each offer loyalty programs for repeat guests.  Upon reaching a specified level within a particular loyalty program, equivalent status is provided within the other brand’s loyalty programs.

•	Our brands typically compete with one another for guests due to the varying experiences our guests can have on any of our ships.
•	From an individual guest perspective, each cruise experience is varied and depends on factors such as cabin choice, and other optional activities and services the guest elects to participate in.
•	All of our brands target guests in the contemporary, premium or up-market segments of the cruise market.

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II(d), Methods used to distribute products or provide services:

Primarily all our sales across all our brands are achieved through the following sources:

•	Travel agents
•	Direct channels to our guests such as our call reservation centers and our websites

The fact that most of our business across all our brands comes through these sources of distribution channels demonstrates strong similarities among our cruise brands with regard to the method of distribution.

II(e), Regulatory Environment

Our ships amongst all our brands are generally subject to similar regulation including:

•	International, national, state and local laws, regulations and treaties in force in the jurisdictions in which they operate.
•	All our ships are subject to the requirements of the International Maritime Organization covering the safe design and operation of ships and marine pollution conventions.

III. Objective and Basic Principles

We aggregate our operating segments which include RCI, CEL, AZM, and PUL as a single reportable segment based on the objective and basic principles of ASC 280 which is to provide users of financial statements with sufficient information about an entity’s financial performance to make more informed judgments about the financial condition of the enterprise as a whole.  This includes disclosing different types of businesses including businesses with different economic characteristics.  The nature of the products sold and services delivered by each of our brands is essentially the same, which is the sale and provision of cruise vacations. Each of our brands has ships and crews of various sizes. They also have similar itineraries as well as similar cost and revenue components. In addition, our brands source passengers from similar markets around the world and operate in similar economic environments. Thus, disclosing our brands as separate reportable segments would not identify and disclose different types of business activities within our business enterprise.  We will continue to monitor our business to ensure this aggregation remains appropriate.  As previously discussed, we have excluded RCT and PUL’s tour and air from our evaluation due to immateriality and limited information provided to our CODM compared to that of our operating segments. Further, we believe this information will not be useful to a reader of our financial statements.

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6.
In connection with the above comment, please provide us with a copy of the operational and financial information provided to the chief operating decision maker (CODM) for the periods ended December 31, 2010 and March 31, 2011 that were used as the basis for making decisions about allocation of resources and assessing performance.  In connection with this, please tell us the operational and financial information that the brand president and chief executive positions for each brand provided to and/or discussed with the CODM for the above noted periods.  Additionally, please provide us with a copy of the operational and financial information given to your board of directors for the above noted periods.

On a monthly basis, the Brand Presidents review with the CODM a draft financial package which includes consolidated and brand-level profit and loss statements that compare actual results for the month then ended, quarter-to-date and year-to-date periods to current forecasts and to actual results of the same periods in the prior year (the “Monthly Financial Package”).  The profit and loss statements present information on both an absolute dollar and on an “APCD” basis, the latter of which is used to identify and monitor drivers of cruise revenue and expenses other than capacity.  In order to allocate resources and assess performance, the CODM primarily focuses on Net Yields, Net Cruise Costs per APCD and Net Cruise Costs per APCD excluding fuel in the Monthly Financial Package.  These statistics are the main drivers affecting consolidated and brand-level operating income.  In addition, the CODM reviews Operating Income per APCD and ROIC. Operating income is a primary component used to calculate ROIC, which is a key component in determining the CODM’s and the Brand Presidents’ annual performance-based incentive award.

The CODM uses the information in the Monthly Financial Package in discussions with the Brand Presidents.  We note that the CODM and Brand Presidents discussions have yielded various initiatives including those related to revenue enhancements, fuel efficiencies and environmental stewardship projects that are piloted and refined in one brand and then implemented by the other brands.

The Board of Directors normally hold four regularly scheduled meetings during the year at which they review and discuss reports by management on the performance of the Company, its plans and prospects, as well as immediate issues facing the Company. The financial and operating reports reviewed with the Board include financial and liquidity updates, brand updates, booking trends and other periodic reports as well as the annual operating plan.  The Board meetings are led by the CODM and Executive Vice President and Chief Financial Officer and focus primarily on the performance and prospects of the Company. While each Brand President is asked to provide a brief update on the brands’ performance, discussions with the Board generally focus on Company-wide matters.  The Board also receives a quarterly “White Book” which reports consolidated, brand and ship performance on a quarterly and year-to-date basis compared to the Board-approved annual operating plan.

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Attachment A to this letter lists the documents described above for the periods you requested.  We are providing these documents to you on a supplemental basis, and are specifically requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice.  We are also requesting that such materials be returned to us following your review as permitted by Rule 12b-4 under the Securities Exchange Act of 1934.

7.
Please tell us if any discrete information about the TUI Cruises joint venture is provided to the CODM on a regular basis and your consideration of this joint venture as an operating segment pursuant to ASC 280-10-50-1.

On a monthly basis, our CODM receives financial results and projections for TUI Cruises. TUI Cruises revenues represent less than [*]% of our consolidated net income for the year ended December 31, 2010.  We have evaluated TUI Cruises in accordance with ASC 280 and have concluded that it represents an operating segment.  The TUI Cruises joint venture is a start up brand which began operations in 2009. We believe it shares the same operational and risk characteristics as our other brands as more fully described in the response to comment #5 above.  In addition, we anticipate TUI Cruises’ long-term financial performance to be similar to our other brands.  Therefore, we have aggregated TUI Cruises along with our cruise brands.

Note 3. Goodwill page F-12

8.
A reporting unit is defined in ASC 350-20-20 as an operating segment or one level below an operating segment (also known as a component).  In this regard, please tell us what the reporting units indicated in this note represent and consist of.  It would appear to us that each of your ships represent a component that would be considered a reporting unit.  To the extent you have aggregated components in arriving at a reporting unit, please explain to us each economic characteristic considered to be similar, and provide details of those characteristics that support your conclusion.  Additionally, tell us the level, that is, for each ship or on an aggregated basis and what the aggregation consists of, at which impairment of goodwill is evaluated.

The reporting units indicated in Note 3. Goodwill represent two of our cruise brands, RCI and PUL, which are also operating segments.  ASC 350-20-35-34, Intangibles – Goodwill and Other, states that a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.  A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.  ASC 805-10-55-8, Business Combinations, indicates that when determining whether a particular set of assets and activities is a business, the

Confidential Treatment Requested by Royal Caribbean Cruises Ltd.        Page 17

determination should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant.  We do not believe any of our ships on an individual basis constitute a business.  We believe our ships, by themselves, would be missing significant inputs and processes that must exist to operate as a business and provide an economic return to investors or others.  A partial list of the more significant inputs and processes required include brand name and marketing strategies, class certification, onboard operational and safety processes, experienced crew with unique skill sets, passenger food, lodging and entertainment systems, reservation capabilities and vendor arrangements.

As our ships do not constitute a business, our reporting units consist of our operating segments as determined in accordance with ASC 280 and it is at this segment level that we conduct testing for impairment of goodwill.  Please refer to our response to comment 4 above for a discussion of our operating segments.

Note 5. Property and Equipment, page F-12

9.
Please present a separate line in the table for ship improvements so that investors may have a better understanding of this amount and its contribution to carrying values and depreciation expense.  Alternatively, disclose the line in the table in which ship improvements are included (presumably they are in either “ships” or “other”) and the amount for ship improvements.

We will expand our disclosure in future annual filings to separately present ship improvements and other material non-ship assets substantially in the manner set forth in the table below.

	2010	2009
Ships	$ 19,536,283	$ 17,149,112
Ship improvements	918,681	951,889
Ships under construction	250,702	562,530
Land, buildings and improvements, including leasehold improvements and port facilities	314,044	293,092
Computer hardware and software, transportation equipment and other	607,715	603,784
Total property and equipment	21,627,425	19,560,407

Less — accumulated depreciation and amortization	(4,858,244)	(4,292,354)
	$ 16,769,181	$ 15,268,053

*************************

Confidential Treatment Requested by Royal Caribbean Cruises Ltd.        Page 18

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please feel free to contact me at (305) 982-4801.

Very truly yours,

/s/ Brian J. Rice

Brian J. Rice
Executive Vice President and
Chief Financial Officer